UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENESIS HEALTHCARE, INC.
 (Name of Issuer)

Class A common stock, $0.001 par value per share
 (Title of Class of Securities)

37185X106
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages
Exhibit Index:

CUSIP No. 37185X106	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
WELLTOWER INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,564,576

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,564,576

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,564,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This percentage is based on 97,184,842 shares of Class A common stock outstanding as of December 31, 2017 based on information provided by the Issuer.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Genesis Healthcare, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 East State Street, Kennett Square, Pennsylvania 19348

Item 2(a).	Name of Person Filing

Welltower Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4500 Dorr Street, Toledo, Ohio 43615.

Item 2(c).	Citizenship:

Welltower Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

37185X106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, Welltower Inc. may be deemed the beneficial owner of 9,564,576 shares of Class A common stock.

Item 4(b)	Percent of Class:

As of December 31, 2017, Welltower Inc. may be deemed the beneficial owner of approximately 9.8% of shares of Class A common stock outstanding.  (There were 97,184,842 shares of Class A common stock outstanding as of December 31, 2017 based on information provided by the Issuer).

When calculated as a percentage of the aggregate number of shares of Class A common stock, Class B common stock and Class C common stock outstanding, Welltower Inc.’s percentage ownership is approximately 6.0%.  There were 744,396 shares Class B common stock, and 61,477,303 shares of Class C common stock, outstanding as of December 31, 2017, based on information provided by the Issuer.  The Class A common stock, Class B common stock and Class C common stock each have one vote per share.

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	9,564,576
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	9,564,576
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELLTOWER INC.
By:	/s/ Matthew McQueen
Matthew McQueen
Senior Vice President, General Counsel and Corporate Secretary

February 14, 2018